UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 8-K/A

(Amendment No. 1)

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): February 19, 2015

BALL CORPORATION

(Exact name of registrant as specified in its charter)

Indiana	001-07349	35-0160610
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

10 Longs Peak Drive, P.O. Box 5000 Broomfield, Colorado	80021-2510
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (303) 469-3131

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒     Written communication pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐      Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐      Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐      Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Explanatory Note

The Registrant is filing this Amendment No. 1 (this “Amendment”) to its Current Report on Form 8-K, filed with the Securities and Exchange Commission on February 19, 2015 (the “Original Report”), to amend and restate the Original Report in its entirety.  In this Amendment, the Registrant is adding Exhibits 99.2 and 99.3 to the Original Report as set forth below and filing a revised version of the Rule 2.7 Announcement as Exhibit 2.1, which amends and restates in its entirety the Rule 2.7 Announcement filed as Exhibit 2.1 in the Original Report.  This Amendment also adds Item 7.01 and related disclosure to the Original Report as set forth below.

Item 1.01.     Entry into a Material Definitive Agreement.

On February 19, 2015, Ball Corporation, an Indiana corporation (“Ball”), issued an announcement (the “Rule 2.7 Announcement”) pursuant to Rule 2.7 of the United Kingdom City Code on Takeovers and Mergers disclosing the terms of a recommended offer (the “Offer”) by Ball to acquire all of the outstanding shares of Rexam PLC, a public limited company registered in England and Wales (“Rexam”), in a cash and stock transaction (the “Acquisition”). In connection with the Acquisition, (i) Ball, Ball UK Acquisition Limited, a private limited company registered in England and Wales, and wholly owned subsidiary of Ball (“Bidco”), and Rexam entered into a Co-operation Agreement (the “Co-operation Agreement”), (ii) Ball, certain financial institutions party thereto as lenders (the “Revolver Lenders”) and initial facing agents, and Deutsche Bank AG New York Branch, as lender and administrative agent and collateral agent for the Revolver Lenders, entered into a credit agreement (the “Revolving Credit Agreement”), pursuant to which, subject to the conditions set forth therein, the Revolver Lenders committed to provide a $3 billion multicurrency revolving credit facility for the benefit of Ball and certain of its subsidiaries with a maturity date of February 19, 2018 and (iii) Ball, certain financial institutions party thereto as lenders (the “Bridge Lenders”), and Deutsche Bank AG Cayman Islands Branch, as lender and administrative agent for the Bridge Lenders, entered into a bridge loan agreement (the “Bridge Loan Agreement”), pursuant to which, subject to the conditions set forth therein, the Bridge Lenders agreed to provide a £3.3 billion bridge term loan facility for the benefit of Ball and certain of its subsidiaries.

Rule 2.7 Announcement

On February 19, 2015, Ball issued the Rule 2.7 Announcement disclosing the terms of the Offer. For each Rexam share, Rexam holders will receive 407p in cash and 0.04568 new shares of Ball common stock, without par value, by means of a court sanctioned scheme of arrangement (the “Scheme”) between Rexam and Rexam shareholders under the UK Companies Act of 2006, as amended (the “Companies Act”).  The transaction values each Rexam share at 610p based on Ball’s 90-day volume weighted average price as of February 17, 2015, and an exchange rate of US $1.54: £1 on that date representing an equity value for Rexam of £4.3 billion ($6.6 billion).

The Acquisition will be conditioned upon, among other things, (i) approval of the issuance of shares of Ball common stock to the shareholders of Rexam in connection with the Offer by the holders of at least a majority of the shares of Ball’s common stock present at a shareholder meeting, (ii) approval of the Scheme by the holders of at least a majority in number representing at least 75% of the issued share capital of Rexam present at a shareholder meeting and approval of related resolutions by at least a 75% majority of the issued share capital of Rexam present at a further shareholder meeting (excluding shares held by Ball, if any) and the sanction of the High Court of England and Wales, (iii) the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, as well as the expiration or termination of the applicable waiting periods under the antitrust laws of other jurisdictions in which the parties agree that an antitrust filing should be made, including the European Union and Brazil, and associated approvals and clearances and (iv) the absence of a material adverse effect on Rexam and certain other actions related to Rexam as described in the Rule 2.7 Announcement. The conditions to the Acquisition are set out in full in the Rule 2.7 Announcement. It is expected that, subject to the satisfaction or waiver of all relevant conditions, the Acquisition will be completed in 2016.

Ball reserves the right, subject to the prior consent of the U.K. Panel on Takeovers and Mergers (the “Panel”) and the Co-operation Agreement, to elect to implement the Acquisition by way of a takeover offer (as such term is defined in the Companies Act).

Co-operation Agreement

On February 19, 2015, Rexam, Ball and Bidco entered into the Co-operation Agreement pursuant to which Ball agreed to determine the strategy for obtaining the regulatory and other clearances necessary for, and satisfying the regulatory pre-condition and conditions to, the Acquisition (the “Clearances”) and lead the correspondence with regulatory authorities.

Rexam agreed to provide Ball with such information and assistance as Ball may reasonably require for the purposes of obtaining all Clearances and making any submission, filing or notification to any regulatory authority.

Pursuant to the Co-operation Agreement, Ball is required to take all steps necessary in order to satisfy the regulatory pre-condition to the Acquisition and obtain the other Clearances as promptly as practicable, including by making divestments, unless doing so would, in relation to the merger control proceedings in the E.U. and the United States (but not elsewhere in the world), give rise to divestitures (excluding enhancements or reconfigurations) of cans production facilities or, with respect to ends, production assets, which in aggregate generated revenue in excess of US$1,580,000,000 (based on European Central Bank average exchange rate for the twelve months ended December 31, 2014) during the twelve months ended December 31, 2014. Ball has also undertaken to Rexam that it will not, without prior written consent of Rexam, invoke conditions related to the Brazilian regulatory clearance.

Ball has the right to terminate the Co-operation Agreement if the Rexam board of directors withdraw or qualify their recommendation of the Scheme (or the Offer as the case may be), a competing proposal is recommended by the Rexam board of directors or implemented or a condition to the Acquisition (other than certain specified conditions set forth in the Co-operation Agreement ) has not been (or becomes incapable of being) satisfied or waived with the permission of the Panel. The Co-operation Agreement can be terminated by either Ball or Rexam if the Scheme (or the Offer as the case may be) is withdrawn or lapses with the permission of the Panel (other than as a result of certain specified conditions set forth in the Co-operation Agreement not being satisfied or waived), August 19, 2016, or such later date as agreed by Ball and Rexam, has passed (the “Long Stop Date”) or a Break Payment Event (as defined below) occurs.

By way of compensation for any loss suffered by Rexam in connection with the preparation and negotiation of the Offer, the Co-operation Agreement and any other document relating to the Acquisition, Ball agreed in the Co-operation Agreement that, subject to certain limited circumstances, on the occurrence of a Break Payment Event (as defined below) Ball will pay to Rexam an amount in cash in pounds as follows:

(a)                                 £302 million, in the event that on or prior to the Long Stop Date (i) the pre-conditions or any regulatory condition shall not have been satisfied or waived by Ball or Bidco, (ii) Ball or Bidco invoke and are permitted by the Panel to invoke the pre-conditions or any regulatory condition; or (iii) the Ball board of directors has withdrawn, modified or qualified its recommendation in favor of the Offer citing as a reason any divestitures (or enhancement or reconfigurations) requested by a competent authority in order for the pre-conditions or any regulatory condition to be satisfied;

(b)                                 £129 million, in the event that on or prior to the date falling 180 days after the date of the Rule 2.7 Announcement either (i) the Ball board of directors has withdrawn, modified or qualified its recommendation in favor of the resolutions to approve the issuance of Ball common stock in connection with the Acquisition at a Ball shareholders’ meeting (citing a reason other than the reason referred to in (a)(iii) above) and such issuance has not been approved; or (ii) the Ball shareholders’ meeting referred to in (i) has not occurred; or

(c)                                  £43 million, in the event that on or prior to the date falling 180 days after the date of the Announcement both (i) the Ball board of directors has not withdrawn, modified or qualified its recommendation in favor of the resolutions to approve the issuance of Ball common stock in connection with the Acquisition at a Ball shareholders’ meeting and (ii) the Ball shareholders have not approved such issuance;

each a “Break Payment Event.”

Further information relating to the Co-operation Agreement is contained in the Rule 2.7 Announcement.

Revolving Credit Agreement and Bridge Loan Agreement

On February 19, 2015, Ball, the Revolver Lenders, and Deutsche Bank AG New York Branch, as lender and administrative agent and collateral agent for the Revolver Lenders, entered into the Revolving Credit Agreement, pursuant to which, subject to the conditions set forth therein, the Revolver Lenders committed to provide a $3 billion multicurrency revolving credit facility for the benefit of Ball and certain of its subsidiaries with a maturity date of February 19, 2018.

The Revolving Credit Agreement refinances and replaces that certain amended and restated credit agreement, dated as of June 13, 2013 (the “Existing Credit Agreement”), among Ball, certain subsidiaries of Ball as borrowers and guarantors, Deutsche Bank AG New York Branch, as administrative agent and collateral agent, and the other financial institutions party thereto as lenders.

Ball will use borrowings under the Revolving Credit Agreement to repay any existing indebtedness under the Existing Credit Agreement, to redeem all $500 million principal amount of its outstanding 6.75% senior notes due 2020 and all $500 million principal amount of its outstanding 5.75% senior notes due 2021 and for ongoing working capital needs and other general corporate purposes. Borrowings under the Revolving Credit Agreement will bear interest at a rate per annum equal to, at Ball’s option, (i) the 1, 2, 3 or 6 month, or, subject to availability, 12 month LIBOR rate plus a margin or (ii) a base rate plus a margin. The margin added to LIBOR or the base rate will depend on Ball’s leverage ratio from time to time.

The Revolving Credit Agreement contains customary representations and warranties, events of default and covenants for a transaction of this type, including, among other things, covenants that restrict the ability of Ball and its subsidiaries to incur certain additional indebtedness, create or prevent certain liens on assets, engage in certain mergers or consolidations, engage in asset dispositions, declare or pay dividends and make equity redemptions or restrict the ability of its subsidiaries to do so, make loans and investments, enter into transactions with affiliates, enter into sale-leaseback transactions or make voluntary payments, amendments or modifications to subordinate or junior indebtedness. The Revolving Credit Agreement also requires Ball to maintain a maximum leverage ratio of 4.00 to 1.00 prior to the Acquisition and 5.50 to 1.00 on and after the Acquisition.

If an event of default under the Revolving Credit Agreement occurs, the commitments under the Revolving Credit Agreement may be terminated and the principal amount outstanding thereunder, together with all accrued unpaid interest and other amounts owed thereunder, may be declared immediately due and payable.

The multicurrency revolving facility and any interest rate or other hedging arrangements entered into with any of the Revolver Lenders or their affiliates are obligations of Ball and guaranteed, jointly and severally, by all of Ball’s present and future material domestic subsidiaries, with certain exceptions in accordance with the terms of the Revolving Credit Agreement. All obligations thereunder are secured, with certain exceptions, by a valid first priority perfected lien or pledge on (i) 100% of the stock of each of Ball’s present and future direct and indirect material domestic subsidiaries and (ii) 65% of the stock of each of Ball’s present and future material first-tier foreign subsidiaries.

In addition, on February 19, 2015, Ball, the Bridge Lenders, and Deutsche Bank AG Cayman Islands Branch, as lender and administrative agent for the Bridge Lenders, entered into the Bridge Loan Agreement, pursuant to which, subject to the conditions set forth therein, the Bridge Lenders agreed to provide a £3.3 billion bridge term loan facility for the benefit of Ball and certain of its subsidiaries.

Pursuant to the Bridge Loan Agreement, bridge term loans thereunder mature on the first anniversary of the initial funding under the Bridge Loan Agreement, which will not occur until the closing of the Acquisition. If the bridge term loans are not repaid on the maturity date (the “Rollover Date”), such bridge term loans will be automatically converted into rollover loans which mature on the seventh anniversary of the Rollover Date. At any time after the Rollover Date, Bridge Lenders may elect to exchange rollover loans for exchange notes of Ball which shall bear interest at 7.0% per annum and will have terms, including guarantees, covenants and events of default, substantially similar to those contained in Ball’s outstanding senior notes due 2023.

In addition, at any time following the 60th day after the initial funding under the Bridge Loan Agreement, Bridge Lenders holding a majority of the aggregate principal amount of the bridge term loans then outstanding may issue a securities demand pursuant to which Ball will be required to issue exchange securities in an aggregate amount not to exceed the amount of outstanding bridge term loans under the Bridge Loan Agreement. Such exchange securities shall bear interest at 7.0% per annum and will have terms, including guarantees, covenants and events of default, substantially similar to those contained in Ball’s outstanding senior notes due 2023.

Ball will use the proceeds from the Bridge Loan Agreement to pay the cash consideration of the Acquisition and any related transaction fees and expenses in connection with the consummation of the foregoing. The bridge term loans under the Bridge Loan Agreement will bear interest at a rate per annum equal to the greater of (x) 1.00% per annum and (y) at Ball’s option, the 1, 2, 3 or 6 month, or, subject to availability, 12 month LIBOR rate, in each case, plus a margin. The margin will initially be 3.5% per annum, and shall increase by 0.50% per annum each 3 months that any bridge term loans are outstanding, provided that the interest rate on bridge term loans shall not exceed 7.0% per annum. The rollover loans under the Bridge Loan Agreement will bear interest at a rate per annum equal to 7.0%.

The Bridge Loan Agreement contains customary representations and warranties, events of default and covenants for a transaction of this type, including, among other things, covenants that restrict the ability of Ball and its subsidiaries to incur certain additional indebtedness, create or prevent certain liens on assets, engage in certain mergers or consolidations, engage in asset dispositions, declare or pay dividends and make equity redemptions or restrict the ability of its subsidiaries to do so, make loans and investments, enter into transactions with affiliates, enter into sale-leaseback transactions or make voluntary payments, amendments or modifications to subordinate or junior indebtedness. Certain of the covenants only apply while any bridge term loans are outstanding. If the bridge term loans are converted to rollover loans, the mandatory prepayment provisions, covenants and events of default under the Bridge Loan Agreement will be amended to reflect substantially the terms of Ball’s outstanding senior notes due 2023. If any rollover loans are exchanged for exchange notes, the exchange notes will have a make-whole premium, guarantees, covenants and events of default substantially similar to those contained in Ball’s outstanding senior notes due 2023.

Borrowings under the Bridge Loan Agreement will be subject to customary “certain funds” provisions consistent with the United Kingdom City Code on Takeovers and Mergers. Such provisions apply until the date that is the earlier of (i) August 19, 2016 or (ii) the date on which the scheme or offer under the United Kingdom City Code on Takeovers and Mergers with respect to the Acquisition has lapsed or been terminated or withdrawn (the “Certain Funds Period”).

During the Certain Funds Period, if certain material events of default under the Bridge Loan Agreement occur, the commitments under the Bridge Loan Agreement may be terminated and the principal amount outstanding thereunder, together with all accrued unpaid interest and other amounts owed thereunder, may be declared immediately due and payable.

The bridge term loans and rollover loans under the Bridge Loan Agreement are guaranteed, jointly and severally by all of Ball’s present and future material domestic subsidiaries, with certain exceptions in accordance with the terms of the Bridge Loan Agreement.

Each Revolver Lender and each Bridge Lender and their affiliates have engaged, and may in the future engage, in commercial banking, investment banking or financial advisory transactions with Ball and its affiliates in the ordinary course of business, including as underwriters in connection with certain outstanding debt securities of Ball.  Such Revolving Lenders, Bridge Lenders and their affiliates have received customary compensation and expenses for these commercial banking, investment banking or financial advisory transactions.

Each Revolver Lender and each Bridge Lender or their affiliates are lenders under Ball’s Existing Credit Agreement.  Deutsche Bank AG New York Branch is administrative agent and as collateral agent under the Existing Credit Agreement.

The foregoing summaries of the Acquisition, the Rule 2.7 Announcement, the Co-operation Agreement, the Revolving Credit Agreement, the Bridge Loan Agreement and the Acquisition contemplated thereby do not purport to be complete and are subject to, and qualified in their entirety by the Rule 2.7 Announcement, which is attached as Exhibit 2.1 to this Current Report on Form 8-K, the full text of the Co-operation Agreement, which is attached as Exhibit 2.2 to this Current Report on Form 8-K, the full text of the Revolving Credit Agreement, which is attached as Exhibit 10.1 to this Current Report on Form 8-K, and the full text of the Bridge Loan Agreement, which is attached as Exhibit 10.2 to this Current Report on Form 8-K, and each of these exhibits is incorporated herein by reference.

Item 2.03. Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

On February 19, 2015, Ball entered into the Revolving Credit Agreement as described under Item 1.01 above. The description of the Revolving Credit Agreement set forth in Item 1.01 above is hereby incorporated by reference.

On February 19, 2015, Ball entered into the Bridge Loan Agreement as described under Item 1.01 above. The description of the Bridge Loan Agreement set forth in Item 1.01 above is hereby incorporated by reference.

Item 7.01. Regulation FD Disclosure.

In Appendix IV to its Rule 2.7 Announcement issued on February 19, 2015, Ball disclosed a statement (known as a “Quantified Financial Benefits Statement” under the United Kingdom City Code on Takeovers and Mergers (the “Code”)) regarding the estimated cost savings and synergies that may arise from the Offer.  In connection with the issuance of such Quantified Financial Benefits Statement, each of PricewaterhouseCoopers LLP (“PricewaterhouseCoopers UK”), Ball’s reporting accountants, and Greenhill & Co. International LLP (“Greenhill”), Ball’s financial advisor, issued a report to Ball under the Code confirming that the Quantified Financial Benefits Statement has been, in the case of PricewaterhouseCoopers UK, properly compiled on the basis stated, and in the case of Greenhill, prepared with due care and consideration. Copies of the PricewaterhouseCoopers UK report and the Greenhill report are attached hereto as Exhibits 99.2 and Exhibit 99.3, respectively and are incorporated herein by reference.

As provided in General Instruction B.2 of Form 8-K, the information in this Item 7.01 and Exhibits 99.2 and 99.3 attached hereto shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, nor shall they be deemed to be  incorporated by reference in any filing under the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such a filing.

Item 8.01. Other Events.

On February 19, 2015, Ball issued a press release announcing the terms of a recommended offer by Ball to acquire all of the outstanding shares of Rexam in a cash and stock transaction. The press release, filed as Exhibit 99.1 to this Current Report on Form 8-K, is incorporated herein by reference.

Item 9.01. Financial Statements and Exhibits.

Exhibit No.	Description
2.1	Rule 2.7 Announcement, dated February 19, 2015.

2.2	Co-operation Agreement, dated as of February 19, 2015, by and among Ball Corporation, Ball UK Acquisition Limited and Rexam PLC.

10.1	Credit Agreement, dated as of February 19, 2015, among Ball Corporation, Deutsche Bank AG New York Branch and certain financial institutions party thereto as lenders and initial facing agents.

10.2	Bridge Loan Agreement, dated as of February 19, 2015, among Ball Corporation, Deutsche Bank AG Cayman Islands Branch and certain financial institutions party thereto as lenders.

99.1	Press Release dated February 19, 2015.

99.2	PricewaterhouseCoopers UK report, dated February 19, 2015.

99.3	Greenhill report, dated February 19, 2015.

Additional Information and Where to Find It

This communication may be deemed to be solicitation material in respect of the proposed acquisition of Rexam PLC (“Rexam”) by Ball Corporation (“Ball”), including the issuance of shares of Ball common stock in respect of the proposed acquisition. In connection with the foregoing proposed issuance of Ball common stock, Ball expects to file a proxy statement on Schedule 14A with the Securities and Exchange Commission (the “SEC”). To the extent Ball effects the acquisition of Rexam as a Scheme under English law, the issuance of Ball common stock in the acquisition would not be expected to require registration under the Securities Act of 1933, as amended (the “Act”), pursuant to an exemption provided by Section 3(a)(10) under the Act.  In the event that Ball determines to conduct the acquisition pursuant to an offer or otherwise in a manner that is not exempt from the registration requirements of the Act, it will file a registration statement with the SEC containing a prospectus with respect to the Ball common stock that would be issued in the acquisition. INVESTORS AND SECURITY HOLDERS OF BALL ARE URGED TO READ THESE MATERIALS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS IN CONNECTION WITH THE ACQUISITION THAT BALL WILL FILE WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT BALL, THE PROPOSED ISSUANCE OF BALL COMMON STOCK, AND THE PROPOSED ACQUISITION. The preliminary proxy statement, the definitive proxy statement, the registration statement/prospectus, in each case as applicable, and other relevant materials in connection with the proposed issuance of Ball common stock and the acquisition (when they become available), and any other documents filed by Ball with the SEC, may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC at Ball’s website, www.ball.com, or by contacting our Investor Relations department in writing at 10 Longs Peak Drive, P.O. Box 5000, Broomfield, CO 80021.

Ball and its directors and executive officers may be deemed to be participants in the solicitation of proxies from Ball’s shareholders with respect to the proposed acquisition, including the proposed issuance of Ball common stock in respect of the proposed acquisition. Information about Ball’s directors and executive officers and their ownership of Ball’s common stock is set forth in Ball’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014, which was filed with the SEC on February 20, 2015 and Ball’s proxy statement for its 2015 Annual Meeting of Shareholders, which was filed with the SEC on March 16, 2015. Information regarding the identity of the potential participants, and their direct or indirect interests in the solicitation, by security holdings or otherwise, will be set forth in the proxy statement and/or prospectus and other materials to be filed with the SEC in connection with the proposed acquisition and issuance of Ball common stock in the proposed acquisition.

Forward-Looking Information

This Current Report on Form 8-K, and the documents incorporated by reference into this Current Report, contains “forward-looking” statements concerning future events and financial performance. Words such as “expects,” “anticipates,” “estimates” and similar expressions identify forward-looking statements. Such statements are subject to risks and uncertainties, which could cause actual results to differ materially from those expressed or implied. Ball undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Key risks and uncertainties are summarized in filings with the Securities and Exchange Commission, including Exhibit 99 in our Form 10-K, which are available on our website and at www.sec.gov. Factors that might affect: a) our packaging segments include product demand fluctuations; availability/cost of raw materials; competitive packaging, pricing and substitution; changes in climate and weather; crop yields; competitive activity; failure to achieve productivity improvements or cost reductions; mandatory deposit or other restrictive packaging laws; customer and supplier consolidation, power and supply chain influence; changes in major customer or supplier contracts or loss of a major customer or supplier; political instability and sanctions; and changes in foreign exchange or tax rates; b) our aerospace segment include funding, authorization, availability and returns of government and commercial contracts; and delays, extensions and technical uncertainties affecting segment contracts; c) Ball as a whole include those listed plus: changes in senior management; regulatory action or issues including tax, environmental, health and workplace safety, including U.S. FDA and other actions or public concerns affecting products filled in our containers, or chemicals or substances used in raw materials or in the manufacturing process; technological developments and innovations; litigation; strikes; labor cost changes; rates of return on assets of Ball’s defined benefit retirement plans; pension changes; uncertainties surrounding the U.S. government budget, sequestration and debt limit; reduced cash flow; ability to achieve cost-out initiatives; interest rates affecting our debt; and successful or unsuccessful acquisitions and divestitures, including, with respect to the proposed Rexam PLC (“Rexam”)  acquisition, the effect of the announcement of the acquisition on our business relationships, operating results and business generally; the occurrence of any event or other circumstances that could give rise to the termination of our definitive agreement with Rexam in respect of the acquisition; the outcome of any legal proceedings that may be instituted against us related to the definitive agreement with Rexam; and the failure to satisfy conditions to completion of the acquisition of Rexam, including the receipt of all required regulatory approvals.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

BALL CORPORATION

Date: May 6, 2015	By:	/s/ Charles E. Baker
	Name:	Charles E. Baker
	Title:	Vice President, General Counsel and Corporate Secretary

EXHIBIT INDEX

Exhibit No.	Description
2.1	Rule 2.7 Announcement, dated February 19, 2015.

2.2	Co-operation Agreement, dated as of February 19, 2015, by and among Ball Corporation, Ball UK Acquisition Limited and Rexam PLC.

10.1	Credit Agreement, dated as of February 19, 2015, among Ball Corporation, Deutsche Bank AG New York Branch and certain financial institutions party thereto as lenders and initial facing agents.

10.2	Bridge Loan Agreement, dated as of February 19, 2015, among Ball Corporation, Deutsche Bank AG Cayman Islands Branch and certain financial institutions party thereto as lenders.

99.1	Press Release dated February 19, 2015.

99.2	PricewaterhouseCoopers UK report, dated February 19, 2015.

99.3	Greenhill report, dated February 19, 2015.